July 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Janice Adeloye
James Lopez

Re:	WinVest Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted June 3, 2021
File No. 377-04960

Ladies and Gentlemen:

This letter is submitted on behalf of WinVest Acquisition Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 1, 2021 regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on June 3, 2021 (the “Registration Statement”). For ease of reference, the comments in the Staff’s letter are reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted June 3, 2021

General

1.	Please revise the forepart of the prospectus to describe in greater detail how Trefis is affiliated with your sponsor. Clarify whether Trefis would count toward the requirement that your target business have an aggregate fair market value of at least 80% of the value of the trust account.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 2, 8, 27, 62 and 84 of the Registration Statement.

2.	We note the statement on page 6 that investors will have “the same voting and redemption rights with respect to any merger with Trefis” as are applicable to the initial business combination. Please clarify the circumstances, if any, when an acquisition of Trefis could occur at a different time from the initial business combination, as well as how the other features of your offering, such as the 24 months time limit, would apply.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. In addition, the Company advises the Staff that it will only complete a combination with Trefis, if at all, simultaneously with, or subsequent to, its initial business combination, and the requirement that the Company complete its initial business combination within 15 months from the closing of the offering (or up to 21 months from the closing of the offering if the Company extends the period of time to consummate a business combination) does not apply to any potential combination with Trefis.

3.	Please revise to provide risk factor and other disclosure as appropriate to clarify in qualitative and quantitative terms the economic conflicts associated with the founder shares. For example, because the founder shares were acquired for less than $.01 a share, it appears that public investors could lose more than half the value of their initial $10 per share investment based on trading prices when the sponsor would still be able to recoup its investment and make a substantial profit.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 39 of the Registration Statement.

* * *

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.

cc:	Manish Jhunjhunwala, Chief Executive Officer, WinVest Acquisition Corp.
Rick Werner, Esq., Haynes and Boone, LLP